Exhibit 99.1

Big Tree Cloud Holdings Limited

Registered Company No 403591

(the Company)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the extraordinary general meeting (the Meeting) of Big Tree Cloud Holdings Limited, a Cayman Islands exempted company with limited liability (the Company) will be held at https://www.cstproxy.com/bigtreeclouds/2026 on January 30, 2026 at 9:00 a.m. ET for the purpose of, considering and, if thought fit, passing the following proposals of the Company:

Proposal 1 — ADOPTION OF SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION PROPOSAL

“RESOLVED, as a special resolution that, the Company adopt the second amended and restated memorandum and articles of association (the ARM&A) in its entirety and in substitution for and to the exclusion of the currently effective amended and restated memorandum and articles of association, the form of which is attached to this notice and the accompany proxy statement as Appendix A, with immediate effect.”

Proposal 2 — SHARE CONSOLIDATION PROPOSAL

“RESOLVED, as an ordinary resolution that, subject to Nasdaq’s approval, the Shares be consolidated by consolidating each 20 Shares of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s Current MAA (the “Share Consolidation”). Following the Share Consolidation, the authorised share capital of the Company is US$50,000 divided into 25,000,000 ordinary shares of a nominal or par value of US$0.002 each. No fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.”

Proposal 3 — CHANGE OF AUTHORISED SHARE CAPITAL PROPOSAL

“RESOLVED, as an ordinary resolution that, the authorised share capital of the Company be changed with immediate effect (the Change of Authorised Capital):

FROM: US$50,000 divided into 25,000,000 ordinary shares of a nominal or par value of US$0.002 each,

TO: US$50,000 divided into 25,000,000 comprising 20,000,000 class A ordinary shares of par value of US$0.002 each and 5,000,000 class B ordinary shares of par value of US$0.002 each.”

Proposal 4 — REDESIGNATION OF SHARES PROPOSAL

“RESOLVED, as a special resolution that, the shares of the Company be redesignated with immediate effect as follows (the Redesignation):

(i)     the 3,500,000 issued ordinary shares of par value of US$0.002 each in the capital of the Company registered in the name of PLOUTOS GROUP LIMITED be redesignated as 3,500,000 issued class B ordinary shares of US$0.002 each (the Class B Ordinary Shares), having the rights and subject to the restrictions set out in the ARM&A (as defined below);

(ii)    the remaining 1,251,873 issued ordinary shares of par value of US$0.002 each in the capital of the Company registered in the names of various shareholders be redesignated as 1,251,873 issued class A ordinary shares of US$0.002 each (the Class A Ordinary Shares), having the rights and subject to the restrictions set out in the ARM&A;

(iii)   the 18,748,127 authorised but unissued ordinary shares of par value of US$0.002 each in the capital of the Company be redesignated as 18,748,127 authorised but unissued class A ordinary shares of US$0.002 each (the Class A Ordinary Shares), having the rights and subject to the restrictions set out in the ARM&A;

(iv)   the 1,500,000 authorised but unissued ordinary shares of par value of US$0.002 each in the capital of the Company be redesignated as 1,500,000 authorised but unissued class B ordinary shares of US$0.002 each (the Class B Ordinary Shares), having the rights and subject to the restrictions set out in the ARM&A.”

All shareholders of the Company at the close of business on January 6, 2026 (the Record Date) are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By order of the board,

Big Tree Cloud Holdings Limited

/s/ Wenquan Zhu
Name: Wenquan Zhu
Director
Dated _____January 9_____ 2026

Proxies

A member entitled to attend and vote at the meeting may appoint a proxy.

A blank proxy form is attached. Please consider carefully the conditions attaching to appointment of a proxy.

A proxy form in hard copy must be delivered to CONTINENTAL STOCK TRANSFER & TRUST CO, 1 State Street Floor 30, New York City, N.Y. 10275-0741.

A proxy form in electronic copy must be delivered to Proxy@continentalstock.com.

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

1       If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

2       If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on January 6, 2026, being the Record Date, are entitled to attend and vote at the meeting of the Company.

3       A proxy need not be a member of the Company.

If you complete a proxy form, can you still attend and vote at the meeting?

4       Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes.

Multiple proxies

5       If you are a member entitled to cast two or more votes at the meeting, you may appoint two proxies and may specify the proportion of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy is deemed to exercise half of your votes.

Joint shareholders

6       In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

How to appoint a proxy

7       If you are an eligible member and a natural person, the appointment of your proxy must be in writing and signed by you or your authorised attorney.

8       If you are an eligible member and a corporation, the appointment of your proxy must be in writing and executed in any of the following ways: (i) under the corporation’s common seal or (ii) not under the corporation’s common seal but otherwise in accordance with its articles of association.

Delivery of proxy form to Company

9       For an appointment of a proxy to be effective, the following documents must be received by the Company before the time for the holding of the meeting or adjourned meeting at which the proxy proposes to vote:

(a)     The proxy form;

(b)    If the proxy form is executed by a corporation otherwise than under its common seal — an extract of its articles that evidences that it may be duly executed in that way; and

(c)     If the proxy form is signed by your attorney — the authority under which it was signed or a certified copy of the authority.

10     Those documents may be delivered in either of the following ways:

(a)     In the case of hard-copy documents — they must be left at or sent by post to the Company’s registered office or the other place, if any, specified by the Company for the purpose of the meeting.

(b)    In the case of documents comprised in an electronic record — they must be sent to an address specified by the Company for the purpose of receiving electronic records.

11     If a poll is to take place within 24 hours after it has been demanded then, in addition to the ways specified in the preceding paragraph, the documents may be delivered to the chairperson or to the Company secretary or to any director at the meeting at which the poll was demanded.

Appendix A

Second Amended and Restated Memorandum and Articles of Association